March 2, 2021

Via EDGAR

Allison White
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington D.C. 20549

RE:     Principal Life Insurance Company Variable Life Separate Account (the “Registrant”)
Principal Flexible Variable Life (the “Policy”)
Post-Effective Amendment Nos. 43 and 222 to Registration Statement on Form N-6 (the "Amendment")
File Nos. 811-05118, 033-13481

Dear Ms. White -

On February 26, 2021, the Registrant filed the Amendment with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (Accession No. 0000812797-21-000005).

The Amendment is the annual update for the Policy and was filed under Rule 485(a) primarily due to revised disclosures necessitated by changes to Form N-6 and new summary prospectus rules adopted by the Commission, including the following:

a.New Updating Summary Prospectus, which was filed as an exhibit to the Amendment
b.New Key Information and Overview of the Policy sections in the statutory prospectus
c.Other disclosure or formatting requirements specified by the amended form (for example, specific risk disclosures and placing Optional Benefits disclosure in a streamlined, tabular format).

We also made minor revisions to make disclosure wording more similar across all of our polices where applicable. Other minor changes were made in response to Staff comments on recent initial registration statements for newer products of the Registrant, such as consistently capitalizing defined terms.

Because the disclosures in the filing have been reviewed in prior filings for this Policy and Registrant’s other policies, the Registrant requests selective review of the disclosure relevant to the limited changes in the filing described above. See Release No. 33-6510 (February 15, 1984).

Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Counsel, Registrant